Gregory E. Murphy
Chairman, President & Chief Executive Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Tel:	(973) 948-1292
Fax:	(973) 948-0282
E-mail: gregory.murphy@selective.com

August 11, 2006

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 1, 2006
File No. 000-08641

Dear Mr. Rosenberg:

This letter responds to the additional verbal comments Ibolya Ignat provided in her conversation with Dale Thatcher, Executive Vice President, Chief Financial Officer and Treasurer, and Michael Lanza, Senior Vice President and General Counsel on Monday, July 31, 2006.

We have formatted our responses to correspond with these additional comments and our responses follow our recitation of the additional comments, which are in bold type. The capitalized terms used in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. In several of our proposed disclosures, some numbers have not yet been developed and will require extensive work to create the necessary procedures and controls to enable preparation of these disclosures on an ongoing basis Over the remainder of the year, we will establish the necessary processes to comply with our proposed year end disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimate, page 30

Reserves for Losses and Loss Expenses, page 31

1.

Please revise your proposed disclosure of the potential variability of loss reserves to reasonably likely changes in key assumptions to present that info on a line of business basis, preferably in tabular form, (ref. page 6 of our response) in addition to your current disclosure.

2.	Disclose range of reasonably possible reserves on a line of business basis and clarify how and why you selected actual reserves recorded (ref. page 5).

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

3.

Clarify whether and to what extent management has adjusted key assumptions listed on potential impact of reserve volatility from changes in key assumptions section used to calculate current years reserves based on current trends observed.

4.	Include a sensitivity discussion that reflects impact that reasonably likely changes in assumptions would have on operation. It is generally helpful to link this to discussion of ranges provided.

5.

Did not understand the first reason cited for adverse development in the GL line of business. Please clarify and also discuss positive development in 2002 – 2004 that partially offset adverse development. Include a better description of the key assumptions that affect this line of business.

SELECTIVE RESPONSE:

In our previous filings, we have disclosed the uncertainty surrounding reserves and our actuarially developed reasonable range of reserves. Pursuant to statutory and NAIC requirements, each Insurance Subsidiary must provide a signed statement of actuarial opinion in its statutory annual statements that its reserve amounts “
[m]ake a reasonable provision, in the aggregate, for all unpaid loss and loss adjustment expense obligations of the company under the terms of its contract and agreements” (emphasis added). Our actuarial range represents a relatively narrow band that can be used to determine whether carried reserves are reasonable. To establish a range at a finer level of detail is inconsistent with statutory and NAIC requirements governing our Insurance Subsidiaries and would not be actuarially credible. To address your request we have expanded our proposed disclosure of volatility by line of business. In our reserving process, our actuaries make hundreds of selections based on known facts and their assessment of the uncertainties surrounding each item. Our financial statement reserves are consistent with the actuarial best estimate and do not contain any implicit or explicit “management provision for uncertainty.”

Our proposed prospective disclosure is as follows:

Reserves for Losses and Loss Expenses

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer, and the insurer’s payment of that loss. To recognize liabilities for unpaid losses and loss expenses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and loss expenses. As of December 31, 2005, the Company had accrued $2.1 billion of loss and loss expense reserves compared to $1.8 billion at December 31, 2004.

How reserves are established

When a claim is reported to an insurance subsidiary, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim, and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims personnel based on subsequent developments and periodic reviews of the case.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

In addition to case reserves, we maintain estimates of reserves for losses and loss expenses incurred but not yet reported (“IBNR”). Using generally accepted actuarial reserving techniques, we project our estimate of ultimate losses and loss expenses at each reporting date. The difference between: (i) projected ultimate loss and loss expense reserves and (ii) case loss reserves and loss expense reserves thereon are carried as the IBNR reserve. The actuarial techniques used are part of a comprehensive reserving process that includes two primary components. The first component is a detailed quarterly reserve analysis performed by our internal actuarial staff, which is managed independently from the operating units. In completing this analysis, the actuaries are required to make numerous assumptions, including, for example, the selection of loss development factors and the weight to be applied to each individual actuarial indication. These indications include paid and incurred versions for the following actuarial methodologies: loss development, Bornhuetter-Ferguson, Berquist-Sherman, and frequency/severity. Additionally, the actuaries must gather substantially similar data in sufficient volume to ensure the statistical credibility of the data. The second component of the analysis is the projection of the expected ultimate loss ratio for each line of business for the current accident year. This projection is part of the Company’s planning process wherein the expected loss ratios are reviewed and updated each quarter. This review includes actual versus expected pricing changes, loss trend assumptions, and updated prior period loss ratios from the most recent quarterly reserve analysis.

In addition to the most recent loss trends, a range of possible IBNR reserves is determined annually and continually considered, among other factors, in establishing IBNR for each reporting period. Loss trends include, but are not limited to, large loss activity, environmental claim activity, large case reserve additions or reductions for prior accident years, and reinsurance recoverable issues. The Company also considers factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Based on the consideration of the range of possible IBNR reserves, recent loss trends, uncertainty associated with actuarial assumptions and other factors, IBNR is established and the ultimate net liability for losses and loss expenses is determined. Such an assessment requires considerable judgment given that it is frequently not possible to determine whether a change in the data is an anomaly until some time after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until some time later. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed. Any changes in the liability estimate may be material to the results of operations in future periods.

Major trends by line of business creating additional loss and loss expense reserve uncertainty

The Insurance Subsidiaries are multi-state, multi-line property and casualty insurance companies and, as such, are subject to reserve uncertainty stemming from a variety of sources. These uncertainties are considered at each step in the process of establishing loss and loss expense reserves. However, as market conditions change, certain trends are identified that management believes create an additional amount of uncertainty. A discussion of recent trends, by line of business, that have been recognized by management follows.

Workers Compensation

With $669 million, or 36% of our total recorded reserves, net of reinsurance at December 31, 2005, workers compensation is our largest reserved line of business. In addition to the uncertainties associated with

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

actuarial assumptions and methodologies described above, workers compensation is the line of business that is most susceptible to unexpected changes in the cost of medical services because of the length of time over which medical services are provided and the unpredictability of medical cost inflation. In 2005, we had sufficient evidence of greater than expected increases in our workers compensation medical costs and raised our reserves in this line of business by $42 million for accident years 2001 and prior. The higher than anticipated increase in medical costs could be a relatively short-term anomaly, in which case our historical patterns would be the best basis for future projections. If higher trends continue on a longer term, our historical patterns will be less meaningful in predicting future loss costs and could result in additional adverse reserve development.

General Liability

At December 31, 2005, our general liability line of business had recorded reserves, net of reinsurance of $601 million, which represented 32% of our total net reserves. In recent years, this line of business has experienced adverse development mainly due to coverage for completed work under policies issued to contractors and higher than expected legal expenses. Contractors general liability business in the late 1990’s was our fastest growing class of business, which brought with it more complex claims and created challenges in estimating the related reserves. By 2002, we had gained a better understanding of the underwriting complexities and were able to implement initiatives to improve the financial results for this line. Accordingly, our adverse development in 2005 of $14 million for this line of business was driven by reserve increases for accident years 2001 and prior as we compiled additional experience to improve our actuarial projections of expected ultimate losses. This was partially offset by favorable development in accident years 2002 through 2004. At this time, management has not identified any recent trends that would create additional significant reserve uncertainty for this line of business.

Commercial Automobile

At December 31, 2005, our commercial automobile line of business had recorded reserves, net of reinsurance, of $289 million, which represented 15% of our total net reserves. This line of business has experienced favorable loss development in recent years driven by a downward trend in large claims. The number of large claims has a high degree of volatility from year-to-year and, therefore, requires a longer period before the Company would respond to this type of information when establishing reserves. We have experienced lower than expected severity in accident years 2002 through 2004, which resulted in favorable development in 2005 of $48 million. This result is driven by trends that are positively affecting the commercial auto insurance market in general, as well as by Selective specific initiatives such as: (i) the increase in lower hazard auto business as a percentage of our overall commercial auto book of business, (ii) a re-underwriting of our newest operating region, and (iii) a more proactive approach to loss prevention. If this lower trend in large claims continues, additional favorable reserve development is possible.

Personal Automobile

At December 31, 2005, our personal automobile line of business had recorded reserves, net of reinsurance, of $202 million, which represented 11% of our total net reserves. The majority of this business is written in the State of New Jersey, where the judicial and regulatory environment has been subject to significant changes over the past few decades. The most recent change occurred in June 2005, when the New Jersey Supreme Court ruled that the serious life impact standard does not apply to the Automobile Insurance Cost Reduction Act’s limitation on lawsuit threshold. Consequently, we increased reserves for this line of business by $13 million in the Second Quarter 2005. This recent judicial decision, however, also has increased the amount of uncertainty surrounding our personal auto reserves, as much of the historical information used to make assumptions has been rendered less effective as a basis for projecting future results.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

Other Lines of Business

At December 31, 2005, no other individual line of business had recorded reserves of more than $50 million, net of reinsurance. Management, at this time, has not identified any recent trends that would create additional significant reserve uncertainty for these other lines of business.

The following tables provide case and IBNR reserves for losses, reserves for loss expenses, and reinsurance recoverable on unpaid losses and loss expenses as of December 31, 2005 and 2004:

As of December 31, 2005					Reinsurance
					recoverable
	Loss Reserves				on unpaid
	Case	IBNR		Loss expense	losses and
($ in thousands)	Reserves	Reserves	Total	Reserves	loss expenses	Net Reserves
Commercial automobile	$92,390	169,220	261,610	$33,112	5,969	288,753
Workers compensation	337,235	315,375	652,610	84,891	68,354	669,147
General liability	142,899	373,094	515,993	110,941	26,366	600,568
Commercial property	17,488	1,161	18,649	1,246	579	19,316
Business owners' policy	20,569	23,467	44,036	6,759	5,175	45,620
Bonds	1,527	4,635	6,162	1,777	382	7,557
Other	306	1,704	2,010	2	211	1,801
Total commercial lines	612,414	888,656	1,501,070	238,728	107,036	1,632,762

Personal automobile	130,714	98,541	229,255	40,230	66,989	202,496
Homeowners	13,148	10,104	23,252	2,520	3,275	22,497
Other	35,010	11,159	46,169	2,825	40,948	8,046
Total personal lines	178,872	119,804	298,676	45,575	111,212	233,039
Total	$791,286	1,008,460	1,799,746	$284,303	218,248	1,865,801

As of December 31, 2004					Reinsurance
recoverable
	Loss Reserves				on unpaid
	Case	IBNR		Loss expense	losses and
($ in thousands)	Reserves	Reserves	Total	Reserves	loss expenses	Net Reserves

Commercial automobile	$93,076	180,766	273,842	$28,541	6,098	296,285
Workers compensation	298,803	245,897	544,700	53,913	68,692	529,921
General liability	133,706	299,666	433,372	88,946	29,403	492,915
Commercial property	18,616	1,890	20,506	1,200	1,048	20,658
Business owners' policy	18,549	22,810	41,359	5,994	5,160	42,193
Bonds	1,267	3,438	4,705	1,664	696	5,673
Other	640	2,649	3,289	5	224	3,070
Total Commercial	564,657	757,116	1,321,773	180,263	111,321	1,390,715

Personal automobile	131,387	96,399	227,786	39,870	67,410	200,246
Homeowners	11,507	8,496	20,003	2,418	2,427	19,994
Other	31,206	9,020	40,226	2,878	37,614	5,490
Total personal lines	174,100	113,915	288,015	45,166	107,451	225,730
Total	$738,757	871,031	1,609,788	$225,429	218,772	1,616,445

Range of reasonable reserves

The Company established a range of reasonably possible reserves for net claims of approximately $1,764 million to $1,950 million at December 31, 2005 and of $1,529 million to $1,695 million at December 31, 2004. A low and high reasonable reserve selection was derived primarily by considering the range of indications calculated using generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

for predicting future events. Although this range reflects the most likely scenarios, it is possible that the final outcomes may fall above or below these amounts. This range does not include a provision for potential increases or decreases associated with environmental reserves, as management believes it is not meaningful to calculate a range given the uncertainties associated with environmental claims. Management’s best estimate is consistent with the actuarial best estimate; therefore we have not made any adjustment to carried reserves. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods; however, the loss reserves take into account anticipated recoveries for salvage and subrogation claims.

Sensitivity Analysis: Potential impact on reserve volatility due to changes in key assumptions

Our process to establish reserves includes a variety of key assumptions. These assumptions include, but are not limited to, the following:

•	The selection of loss development factors;
•	The weight to be applied to each individual actuarial indication;
•	Projected future loss trend; and
•	Expected ultimate loss ratios for the current accident year.

The importance of any single assumption depends on several considerations, such as the line of business and the accident year. If the actual experience emerges differently than the assumptions used in the process to establish reserves, changes in our reserve estimate are possible and may be material to the results of operations in future periods. Set forth below is a discussion of the potential impact of using certain key assumptions that differ from the ones used in our latest reserve analysis. It is important to note that the following discussion considers each assumption individually, without any consideration of correlation between lines of business and accident years, and therefore, does not constitute an actuarial range. While the following discussion represents possible volatility from variations in key assumptions as identified by management, there is no assurance that the future emergence of our loss experience will be consistent with either our current or alternative set of assumptions. By the very nature of the insurance business, loss development patterns have a certain amount of normal volatility.

Workers Compensation

In addition to the normal amount of volatility, medical loss development factors for workers compensation are particularly sensitive to assumptions relating to medical inflation. Actual medical loss development factors could be significantly different than those which are selected from historical loss experience if actual medical inflation is materially different than what was observed in the past. In our judgment, it is possible that actual medical loss development factors could range from X% below those actually selected in our latest reserve analysis to X% above those selected in our latest reserve analysis. If the medical loss development assumptions were reduced by X% that would decrease our indicated workers compensation reserves by approximately $X million for accident years 2004 and prior. Alternatively, if the medical loss development factors were increased by X% that would increase our indicated workers compensation reserves by approximately $X million.

General Liability

In addition to the normal amount of volatility, general liability loss development factors have greater uncertainty due to the complexity of the coverages and the possibly significant periods of time that can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer, and the insurer’s payment of that loss. In our judgment, it is possible that general liability loss development factors could range from X% below those actually selected in

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

our latest reserve analysis to X% above those selected in our latest reserve analysis. If the loss development assumptions were reduced by X% that would decrease our indicated general liability reserves by approximately $X million for accident years 2004 and prior. Alternatively, if the loss development factors were increased by X% that would increase our indicated general liability reserves by approximately $X million.

Commercial Automobile

In addition to the normal amount of volatility, the commercial automobile line of business for the Company has experienced significant favorable development in recent years. This favorable development has been driven in large part by a reduction in our large loss experience. The actual number of large claims has a high degree of volatility from year-to-year, and therefore, requires a longer period of time before a company would respond to this type of information. Under these circumstances the difference between a traditional loss development method and the expected ultimate loss ratio is larger than usually expected. For this reason the weight to be applied to each individual actuarial indication in this situation is another key assumption. If the impact of changing the weights to be applied to each actuarial indication is combined with the impact of possible changes to selected loss development factors of +/- X%, it is our judgment that the possible impact to overall reserves could range from a $X million reduction to a $X million increase for accident years 2004 and prior.

Personal Automobile

In addition to the normal amount of volatility, the uncertainty of personal automobile loss development factors is greater than usual due to the number of judicial and regulatory changes in the New Jersey personal automobile market over the years. In our judgment, it is possible that personal auto loss development factors could range from X% below those actually selected in our latest reserve analysis to X% above those selected in our latest reserve analysis. If the loss development assumptions were reduced by X% that would decrease our indicated personal automobile reserves by approximately $X million for accident years 2004 and prior. Alternatively, if the loss development factors were increased by X% that would increase our indicated personal automobile reserves by approximately $X million.

Current Accident Year

For the 2005 accident year, the expected ultimate loss ratio by line of business is a key assumption. This assumption is based upon a large number of inputs that are assessed periodically, such as historical loss ratios, projected future loss trend, and planned pricing amounts. In our judgment, it is possible that the actual ultimate loss ratio for the 2005 accident year could be +/-X% from the one selected in our latest reserve analysis for each of our four major long tailed lines of business. The table below summarizes the possible impact on our reserves of varying our expected loss ratio assumption by +/-X% by line of business for the 2005 accident year.

Reserve Impact of Changing Expected Ultimate Loss Ratio Assumption

	If Assumption	If Assumption
	Was Reduced	Was Raised
(in millions)	by X%	by X%
Workers Compensation	(XX)	XX
General Liability	(XX)	XX
Commercial Automobile	(XX)	XX
Personal Automobile	(XX)	XX

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

Prior year reserve development in 2005

In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, the Company reviews its reserve estimates on a regular basis as described above and makes adjustments in the period that the need for such adjustment is determined. These reviews could result in the Company identifying information and trends that would require the Company to increase some reserves and/or decrease other reserves for prior periods and could also lead to additional increases in loss and loss adjustment expense reserves, which could materially adversely affect the Company’s results of operations, equity, business, insurer financial strength and debt ratings. The Company experienced adverse development in its loss and loss expense reserves totaling $5.1 million in 2005, $4.9 million in 2004 and $15.0 million in 2003. For further discussion on the adverse development in loss and loss expense reserves, see the discussion on “Net Loss and Loss Expense Reserves” in Item 1. “Business” and Note 6 of Item 8. “Financial Statements and Supplementary Data” in this Form 10-K.

Asbestos and environmental Reserves

Included in our loss and loss expense reserves are amounts for environmental claims, both asbestos and non-asbestos. Carried net loss and loss expense reserves for environmental claims were $41.8 million as of December 31, 2005 and $38.5 million as of December 31, 2004. Selective’s exposure to environmental liability is primarily due to policies written prior to the introduction of the absolute pollutions endorsement in the mid-80’s and the underground storage tank leaks mostly from New Jersey homeowners policies in recent years. Selective’s asbestos and non-asbestos environmental claims have arisen primarily from insured exposures in municipal government, small commercial risks, and homeowners policies. The emergence of these claims is slow and highly unpredictable. During 2004, Selective also experienced adverse development in its homeowners line of business as a result of unfavorable trends in claims for groundwater contamination caused by leakage of certain underground heating oil storage tanks in New Jersey. Increased frequency was triggered, in part, by the state’s robust real estate market, which led to an increase in home tank inspections.

IBNR reserve estimation for environmental claims is often difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process, such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses, and potential changes to state and federal statutes. However, management is not aware of any emerging trends that could result in future reserve adjustments. Moreover, normal historically-based actuarial approaches are difficult to apply because relevant history is not available. While models can be applied, such models can produce significantly different results with small changes in assumptions. As a result, management does not calculate a specific environmental loss range, as it believes it would not be meaningful.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

The table below summarizes the number of asbestos and non-asbestos claims outstanding at December 31, 2005, 2004, and 2003. For additional information about our environmental reserves, see Item 1. “Business,” Item 8. “Financial Statements and Supplementary Data,” Note 6 to the consolidated financial statements.

Environmental Claims Activity (in thousands except claim counts)	2005	2004	2003
Asbestos Related Claims (1)
Claims at beginning of year	3,025	2,772	2,346
Claims received during year	276	442	720
Claims closed during year(2)	(1,212)	(189)	(294)
Claims at end of year	2,089	3,025	2,772
Average gross loss settlement on closed claims	$0.53	0.18	0.55
Gross amount paid to administer claims	$230	137	419
Net survival ratio (3)	16	20	17

Non-Asbestos Related Claims (1)
Claims at beginning of year	285	286	247
Claims received during year	154	126	133
Claims closed during year(2)	(146)	(127)	(94)
Claims at end of year	293	285	286
Average gross loss settlement on closed claims	$65.20	13.60	7.90
Gross amount paid to administer claims	$1,718	553	723
Net survival ratio (3)	7	7	9

(1)	The number of environmental claims presented in the tables includes all multiple claimants who are associated with the same site or incident.
(2)	Includes claims dismissed, settled, or otherwise resolved.
(3)	The net survival ratio was calculated utilizing a three-year average for net losses and expenses paid.

Financial Condition, Liquidity and Capital Resources, page 48

Contractual Obligations and Contingent Liabilities and Commitments, page 50

6.	Include loss reserves to be paid in the contractual obligations table instead of separately.

SELECTIVE RESPONSE:

We will revise the disclosure in our Form 10-K for the year ended December 31, 2006 in response to your comment.

Note 10. Segment Information, page 73

7.

You indicate that the chief operating decision maker receives reports based on line of business. This is further supported by the reports provided. Please explain how you determined that it was appropriate to aggregate into the Insurance Operations segment under the guidance of FAS 131. Please note that if COO receives info that he/she is using the info.

SELECTIVE RESPONSE:

FAS 131, paragraph 10 states, “An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c.	For which discrete financial information is available.”

In the process of periodically reviewing our operating segments, we also consider the provisions of FAS 131, paragraph 4, which provides, in part, that “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” The Company is organized with matrix reporting, which is described in an example in FAS 131, paragraph 15, as follows:

“[I]n some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.”

In reviewing our business activities in light of these provisions of FAS 131, we believe that we have three operating segments reflecting three distinctly managed business activities:   Insurance Operations, Investments, and our Diversified Insurance Services.

In analyzing whether we have more than three operating segments, we have considered the fact that Selective’s chief operating decision maker, and various other members of our senior management team, receive and review reports that present the financial information of our Insurance Operations segment in a variety of different ways, including by line of business, by agent, by underwriter, by region, by business class, by standard industrial classification code, and others. FAS 131, paragraph 13 cites that “[an] enterprise may produce reports in which its business activities are presented in a variety of different ways.” Paragraph 13 also provides that “if the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.”

Although the reports provided to the chief operating decision maker for our Insurance Operations segment includes information on the various products that define our “lines of business” within that segment, we do not believe that the results of any one line of business directly influences the chief operating decision maker when making decisions about resources to be allocated to the Insurance Operations segment versus allocating resources to either our Investment or Diversified Insurance Services segments. Likewise the performance and compensation of our employees, including the senior management and the chief decision maker, is based on performance assessment of the entire Insurance Operations segment, not its individual lines of business. Our compensation, agency management efforts, monthly reporting to the board of directors, quarterly management report to employees and our structure are all organized around the insurance operations segment as a whole. As such, we have structured our reporting to shareholders in the precise manner that we manage our operations.

In our opinion, the various lines of business do not constitute additional operating segments in accordance with FAS 131, paragraph 10. At your request, we have examined the various aggregation criteria and considered “other factors” as cited in FAS 131, paragraph 13, that would help assist in the determination of our enterprise’s operating segments. Those “other factors” considered are as follows:

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

The nature of the business activities of each component

FAS 131, paragraph 17 states that “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segment have similar economic characteristics, and if the segments are similar in each of the following areas:”

a.

The nature of the products and services – All of the products within the Insurance Operations segment involve a contractual relationship with a third party that involves the transfer of risk for agreed upon consideration.

b.

The nature of the production process – Our field model is supported by the home office in Branchville, New Jersey and six regional branch offices, all of which support all of the lines of business within the Insurance Operations segment.

c.

The type or class of customer for their products and services – Our policyholders utilize independent agents to purchase our property and casualty insurance products as opposed to other classes of policyholders that utilize direct sales channels such as internet, phone or captive agent forces. Focusing on the broad insurance needs of agency customers is extremely important, regardless of line of business, as our distribution channel is only comprised of independent agencies. All of our marketing efforts for all of our product lines within the Insurance Operations segment revolve around independent agencies and their touch points with our shared customers, the policyholders.

d.

The methods used to distribute their products or provide their services – Our Field model is used to distribute all of our products and services. This model includes agency management specialists, loss control representatives, claim management specialists and our Underwriting and Claims Service Centers, and is complimented by our various technology applications, which makes it easier for our agents to do business with us.

e.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – Our Insurance Operations segment, including all lines of business, is regulated by the various Departments of Insurance in those states in which we operate.

We believe that the elements of our Insurance Operations segment, including all product lines offered meet the aggregation criteria discussed in FAS 131, paragraph 17.

The existence of managers responsible for each component of our business activities

Please see our organization chart, which is being provided to the Commission in hard copy under separate cover. We are requesting confidential treatment of such chart pursuant to Rule 83 of the Commission’s Rules on Information and Requests. Consistent with the Insurance Operation’s management and reporting structure, we have structured our various compensation plans based on overall results. For example, our annual cash incentive plan payout is measured based on the statutory combined ratio of the Insurance Operations segment, while our long-term incentive plan is calibrated to net premiums written and combined ratios of our total Insurance Operations segment compared to a group of peer companies.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

Information presented to the Board of Directors

Each month, the Company’s results are communicated in a letter to the Board of Directors along with certain financial exhibits that demonstrate the performance of each of our three operating segments (Insurance Operations, Investments, and Diversified Insurance Services). We are providing to the Commission in hard copy under separate cover examples of such exhibits. We are requesting confidential treatment of such items pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Lastly, we have continually provided a more detailed view of the Insurance Operations segment, which highlights the product lines that we offer, within our Management’s Discussion and Analysis to provide the reader with information that is important in understanding and comparing our results to others within our industry, as well as in response to previous Commission staff requests. We believe that FAS 131 supports the inclusion of such information as FAS 131, paragraph 7 states that “to provide some comparability between enterprises, this Statement requires that an enterprise report certain information about the revenues that it derives from each of its products and services (or groups of similar products and services) and about countries in which it earns revenues and holds assets, regardless of how the enterprise is organized. As a consequence, some enterprises are likely to be required to provide limited information that may not be used for making operating decisions and assessing performance.” Further, FAS 131, paragraph 8 provides that “nothing in this Statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2006

Should you have any questions, please call Dale Thatcher, Executive Vice President, Chief Financial Officer and Treasurer, at (973) 948-1774, or me, at (973) 948-1292.

Very truly yours,

/s/ Gregory E. Murphy

Gregory E. Murphy

Chairman, President & Chief Executive Officer

Selective Insurance Group, Inc.

cc:	United States Securities and Exchange Commission:
Jim Atkinson
Ibolya Ignat